UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 8, 2013

Press release

Luxottica: North America’s structurally growing market

Luxottica 2013 Investor Day to be hosted in Mason (Ohio, U.S.A.)

Milan (Italy) - Mason (Ohio, U.S.A.), October 8, 2013 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, announces that today it is holding its 2013 Investor Day in Mason (Ohio, U.S.A.). North America is Luxottica’s leading region with revenues of USD 5.3 billion, over 4,800 stores and approximately 40,700 employees as of December 31, 2012.

“Luxottica is like a tree with two main roots which are both essential and mutually reinforcing.” - commented Andrea Guerra, Chief Executive Officer of Luxottica - “The first is in Italy, where our history of excellence in design, innovation and craftsmanship started over 50 years ago, and the second is in North America, where you will find our exceptional distribution network and the origins of many of our major brands. Our presence and our commitment to North America have been strong and stable and will continue to be so in the future. We believe that North America is key to delivering the full potential of our Company and we plan to capitalize on the available market opportunities by continuing to apply our history and culture of product innovation and quality, high-value services and proven success to this region.”

“Over the years, Luxottica has achieved unique positioning in the North American market as a result of its vertical and horizontal integration strategy.” Andrea Guerra added. “We have the widest and most diversified distribution network combined with a portfolio of outstanding brands and an efficient organizational structure. We are therefore perfectly positioned to seize the many opportunities offered by the market.”

North America: the future looks bright

Today, the eyewear industry in North America offers untapped growth opportunities due to the large number of people still undiagnosed,  the relatively low number of eye exams provided on a yearly basis and the low penetration of premium products based on Company estimates and industry data. North American consumers in general are primarily focused on value and functionality, but are increasingly more attentive to design and fashion along with the ability to shop anywhere and anytime.

The eyewear industry in North America is estimated to be a USD 35.5 billion market with the opportunity to grow to USD 44-47 billion by 2020 according to Vision Council and Company estimates. This projected market growth will be driven primarily by an increase in the number of targeted consumers and an enhanced array of products and services to be made available to the market.

More specifically, the optical segment is expected to grow as a result of demographic factors, such as an increase in the number of individuals who will need vision correction products, by an increase in the number of eye exams per year, and by the greater penetration of premium eyewear. The development of the sun segment will be supported by the further “premiumization” of the category and the increase in the number of frames purchased per customer, as North American consumers continue to focus on brands, style and design and opt for polarized lenses as part of their eyewear selection.

Luxottica Retail North America

Through its multi-brand positioning, Luxottica Retail Optical North America (RONA) serves consumers with different lifestyles and is looking to boost sales from USD 2.5 billion generated in 2012 to over USD 3 billion by 2016. Operating profitability is also expected to increase by 200 bps by 2016. To support this growth, the Company plans  to make investments of approximately USD 250 million over the next three years. Overall, RONA’s goal is to elevate the eyewear and eyecare experience and tap into the huge growth opportunities that exist in the market.

LensCrafters, our unique, distinctive and the largest optical retailer in North America, will set the pace in reaching this goal. LensCrafters, the category leader, has consistently been at the forefront of breakthrough technologies and today has formulated a roadmap which leverages a combination of technological innovation, improved service to consumers and eye-care.

Sunglass Hut will strengthen its leading position in the sunglass segment by increasing the sale of premium products, attracting fashion-forward customers, further developing its presence in  new distribution channels such as e-commerce platforms and department stores as well as in gateways and megacities. Sunglass Hut’s newly opened flagship store in New York City’s Times Square is an example: a place where the most advanced technologies turn shopping time into a new, personalized customer experience.

In North America, in the 2010-2013 timeframe, Sunglass Hut expects total sales and operating profitability to increase by 36% and 350 bps respectively, supported by USD 100 million of investments. 2013 comparable store sales(1) are estimated to grow between 6% and 7%.

Looking beyond North America, Sunglass Hut’s global expansion is on track to become an over 4,000-store network, with the ambition to reach global sales of approximately EUR 2 billion and increase its operating profitability by approximately 300 bps by 2016.

2013 and beyond: winning in the marketplace

Andrea Guerra also commented: “Our performance during the third quarter was strong and aligned with the solid first half results. We continue to experience a healthy consumers’ demand in key markets, supported by the strong momentum of our brand portfolio. However, the further weakening of several currencies versus the Euro affected our results.

Going forward, we are confident that the power of our brands and the strength of our distribution network will continue to support our growth worldwide.”

Audio and video webcast

The audio and video portion and related presentations during Luxottica’s 2013 Investor Day will be publicly available via live webcast starting at 9:00 AM US ET (2:00 PM GMT, 3:00 PM CET) on our website at http://www.luxottica.com/en/investors.

Information from the event will also be available on the official Twitter page for Luxottica at Luxottica (@Luxottica).

Luxottica Group — Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 E-mail: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece

Group Financial and Corporate Press Office Manager

Tel.: +39 (02) 8633 4912

E-mail: anairis.reece@luxottica.com

Notes on the press release

(1) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Proprietary brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than Euro 7.0 billion. Additional information on the Group is available at www.luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: October 8, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER